OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden
hours per response: 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

ALLOY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019855303

(CUSIP Number)

SRB Management, L.P.
Attn:  Steven R. Becker
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 975,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 975,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,120
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BD Media Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 678,537
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 678,537
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Greenway Opportunity Fund, (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,369
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 264,369
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,369
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. SRB Greenway Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,214
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,214
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 975,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 975,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,120
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 975,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 975,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,120
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,635
	8	SHARED VOTING POWER 975,120
	9	SOLE DISPOSITIVE POWER 4,635
	10	SHARED DISPOSITIVE POWER 975,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On June 23, 2010, Alloy Media Holdings, L.L.C. (the “Buyer”), the Reporting Persons, certain other stockholders and the Issuer entered into a stockholder voting agreement (the “Voting Agreement”).

The following is a brief description of the terms of the Voting Agreement, which description is qualified in its entirety by reference to the full text of the Voting Agreement which was filed as Exhibit 99.8 to the Form 8-K filed by the Issuer on June 28, 2010 (the “Alloy 8-K”) and is incorporated by reference herein.

Under the terms of the Voting Agreement, each stockholder a party thereto, on a several and not joint basis, (i) agreed to vote or consent (or cause to be voted or consented) all shares of Common Stock beneficially owned by such stockholder party thereto (a) in favor of the adoption of that certain Agreement and Plan of Merger, dated as of June 23, 2010 by and among the Buyer, Lexington Merger Sub Inc. and the Company (the “Merger Agreement”) and (b) against any Company Acquisition Proposal (as defined in the Merger Agreement), (ii) granted to the Issuer an irrevocable proxy to vote such shares as required and (iii) agreed to certain restrictions on the selling, transferring or encumbering of any shares of Common Stock beneficially owned by such stockholder.  The Voting Agreement shall terminate upon the earliest to occur of (i) the effective time (the “Effective Time”) of the merger contemplated by the Merger Agreement (the “Merger”) and (ii) the termination of the Merger Agreement by any party thereto in accordance with its terms.  In addition, any stockholder a party thereto may terminate the Voting Agreement (as to such stockholder) within five business days following any amendment to the Merger Agreement that (i) decreases the amount of consideration which such stockholder shall have the right to receive in the Merger or (ii) changes any of the consideration which such stockholder shall have the right to receive in the Merger from cash to non-cash consideration.

In addition, on June 23, 2010, the Issuer and the Reporting Persons entered into a termination agreement (the “Termination Agreement”) whereby the parties thereto agreed to terminate that certain agreement by and among the Issuer and the Reporting Persons dated April 15, 2010, such termination effective as of the Effective Time.  The foregoing brief description of the terms of the Termination Agreement is qualified in its entirety by reference to the full text of the Termination Agreement which was filed as Exhibit 99.9 to the Alloy 8-K and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) through (e) of Item 5 are amended and restated in their entirety as follows:

As of the date hereof, the Reporting Persons may be deemed to own an aggregate of 979,755 shares of Common Stock Based upon a total of 12,983,196 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ending April 30, 2010, such shares represent approximately 7.546% of the outstanding shares of Common Stock.

(a), (b) BD Media beneficially owns 678,537 shares of Common Stock (the “BD Media Shares”), which represent approximately 5.226% of the outstanding shares of Common Stock.

Greenway Opportunity QP owns 264,369 shares of Common Stock (the “Greenway Opportunity QP Shares”), which represent approximately 2.036% of the outstanding shares of Common Stock.

Greenway Opportunity, L.P. owns 32,214 shares of Common Stock (the “Greenway Opportunity, L.P. Shares”), which represent approximately 0.248% of the outstanding shares of Common Stock.

BD Media has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD Media Shares.  BD Media disclaims beneficial ownership of the Greenway Opportunity QP Shares and the Greenway Opportunity, L.P. Shares.

Greenway Opportunity QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity QP Shares.  Greenway Opportunity QP disclaims beneficial ownership of the BD Media Shares and the Greenway Opportunity, L.P. Shares.

Greenway Opportunity, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity, L.P. Shares.  Greenway Opportunity, L.P. disclaims beneficial ownership of the BD Media Shares and the Greenway Opportunity QP Shares.

The BD Media Shares, Greenway Opportunity QP Shares and Greenway Opportunity, L.P. Shares are collectively referred to herein as the “Greenway Funds Shares”.

As general partner of the Greenway Funds, SRB Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Greenway Funds Shares.  SRB Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Greenway Funds Shares.

As general partner of SRB Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by SRB Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by SRB Management.

Mr. Drapkin has the sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 4,635 shares of Common Stock (the “Drapkin Shares”), which represent 0.036% of the outstanding shares of Common Stock and consist of restricted stock granted by the Issuer to Mr. Drapkin as a director of the Issuer, pursuant to the Issuer’s Amended and Restated 2007 Employee, Director and Consultant Stock Incentive Plan (the “Stock Incentive Plan”).  Each Reporting Person, other than Mr. Drapkin, disclaims beneficial ownership of the Drapkin Shares.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Mr. Becker does not own any shares of Common Stock directly; Mr. Drapkin owns solely the Drapkin Shares directly; and each disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.  Furthermore, Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Drapkin, and Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Becker.

(c) There have been no transactions of shares of Common Stock by the Reporting Persons in the last 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares set forth above.

(e) Not applicable.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On June 29, 2010, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

On June 23, 2010, the Buyer, the Reporting Persons, certain other stockholders and the Issuer entered into the Voting Agreement, the terms of which are described in Item 4 of this Schedule 13D.  A copy of the Voting Agreement was filed as Exhibit 99.8 to the Alloy 8-K and is incorporated herein by reference.

On June 23, 2010, the Issuer and the Reporting Persons entered into the Termination Agreement, the terms of which are described in Item 4 of this Schedule 13D.  A copy of the Voting Agreement was filed as Exhibit 99.9 to the Alloy 8-K and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated June 29, 2010, by and among SRB Management, L.P.; BD Media Investors LP; SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

Exhibit 2
Voting Agreement, dated June 23, 2010, by and among Alloy Media Holdings, L.L.C.; Matthew C. Diamond; James K. Johnson, Jr.; Simcoe Partners, L.P.; Simcoe Service Company, LLC; Simcoe Opportunity Partners, L.P.; Jeffrey Jacobowitz;  SRB Management, L.P.; BD Media Investors LP; SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; and Alloy, Inc., filed as Exhibit 99.8 to the Form 8-K filed by Alloy, Inc. on June 28, 2010.

Exhibit 3
Termination Agreement, dated June 23, 2010, by and among Alloy, Inc.; SRB Management, L.P.; BD Media Investors LP; SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin, filed as Exhibit 99.9 to the Form 8-K filed by Alloy, Inc. on June 28, 2010.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           June 29, 2010

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BD MEDIA INVESTORS LP

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, (QP), L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact